NORTHERN FUNDS

FORM N-SAR

File No. 811-08236

Semi-Annual Period Ended September 30, 2015

Exhibits

EX-99.77D: Policies with respect to security investments.

(g)(1) Effective April 17, 2015 the Principal Investment Strategies of the Global Tactical Asset Allocation Fund policy was amended and restated as follows:

The Fund will be diversified among a number of asset classes, and its allocation will be based on an asset allocation framework developed by the Investment Policy Committee of The Northern Trust Company (“TNTC”) and NTI (TNTC and NTI are collectively referred to herein as “Northern Trust”). The Fund intends to invest indirectly, through Underlying Funds, in equity and fixed-income securities of both U.S. and non-U.S. corporate and governmental issuers. The asset classes in which the Fund invests include but are not limited to small-, mid- and large-capitalization common stocks; real estate securities; commodity-related securities; securities of foreign issuers, including emerging markets; and fixed-income securities, including high yield securities and money market instruments. The Fund also may invest directly in equity and fixed-income securities and money market instruments. In addition, the Fund also may invest directly in derivatives, including but not limited to forward currency exchange contracts, futures contracts and options on futures contracts, for hedging purposes.

(g)(2) The Principal Investment Strategies of the Government Money Market Fund was amended and restated as follows:

Effective September 30, 2015, the Fund will seek to achieve its objective by investing, under normal circumstances, substantially all (and at least 99.5%) of its total assets in cash securities issued or guaranteed as to principal and interest by the U.S. government or by a person controlled or supervised by and acting as an instrumentality of the U.S. government pursuant to authority granted by the Congress of the United States or any certificate of deposit of any of the foregoing, and repurchase agreements that are fully collateralized by cash or such securities.

(g)(3) The Principal Investment Strategies of the Government Select Money Market Fund was amended and restated as follows:

Effective September 30, 2015, the Fund will seek to achieve its objective by investing, under normal circumstances, substantially all (and at least 99.5%) of its total assets in cash, securities issued or guaranteed as to principal and interest by the U.S. government or by a person controlled or supervised by and acting as an instrumentality of the U.S. government pursuant to authority granted by the Congress of the United States or any certificate of deposit of any of the foregoing, and repurchase agreements that are fully collateralized by cash or such securities. Subject to the foregoing 99.5% investment strategy requirement, under normal circumstances, the Fund will seek to acquire only those U.S. government securities paying interest that generally is exempt from state income taxation.